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FEB 27 2013

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [redacted]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Omega Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 W. 7th Street, Suite 9010
(No. and Street)

Fort Worth, Texas 76102
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe Hardgrove (817)335-5739
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Montgomery Coscia Greilich, LLP
(Name – *if individual, state last, first, middle name*)

2500 Dallas Parkway, Suite 300, Plano, Texas 75093
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/4/13

OATH OR AFFIRMATION

I, Joe Hardgrove, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Omega Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ASHLEY NICOLE STAHL
Notary Public
STATE OF TEXAS
My Comm. Exp. February 28, 2016

Joseph E Hardgrove
Signature

CEO/ President
Title

Ashley Stahl
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMEGA SECURITIES, INC.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2012 and Supplemental Report on Internal Control

(With Report of Registered Independent Public Accounting Firm Thereon)

OMEGA SECURITIES, INC.
INDEX

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Omega Securities, Inc.:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Omega Securities, Inc. (the Company) as of December 31, 2012, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Omega Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules on pages 17 and 18 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 17 and 18 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 17 and 18 is fairly stated in all material respects in relation to the financial statements as a whole.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Plano, Texas
February 22, 2013

OMEGA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	183,664
Cash with clearing organization, restricted		10,000
Accounts receivable		98,556
Investments		131,668
TOTAL CURRENT ASSETS		423,888
PROPERTY AND EQUIPMENT, net		13,821
DEFERRED TAX ASSET		13,598
TOTAL NONCURRENT ASSETS		27,419
TOTAL ASSETS	$	451,307
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued liabilities	$	31,844
Taxes payable		9,000
Current portion of note payable from shareholder		2,555
Current portion of capital lease obligations		3,501
TOTAL CURRENT LIABILITIES		46,900
NONCURRENT LIABILITIES		
Note payable from shareholder		11,945
Capital lease obligations		10,940
TOTAL NONCURRENT LIABILITIES LIABILITIES		22,885
TOTAL LIABILITIES		69,785
SHAREHOLDERS' EQUITY		
Common stock, $.10 par value; 10,000,000 shares authorized; 49,998 shares issued and outstanding		5,000
Additional paid in capital		30,281
Retained earnings		346,241
TOTAL SHAREHOLDERS' EQUITY		381,522
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	451,307

The accompanying notes are an integral part of these financial statements.

OMEGA SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUE	
Commissions	$ 1,043,332
Interest and dividends	1,046
Net loss on investments	(131)
Total revenue	1,044,247
EXPENSES	
Compensation and benefits - officers	546,454
Compensation and benefits - employees	190,139
Clearing and exchange fees	113
Office and equipment rental	68,980
Advertising and marketing	5,540
General operating expenses	171,312
Depreciation	1,974
Interest expense	800
TOTAL EXPENSES	985,312
NET INCOME BEFORE INCOME TAX PROVISION	58,935
FEDERAL AND STATE INCOME TAX PROVISION	15,466
NET INCOME	$ 43,469

The accompanying notes are an integral part of these financial statements.

OMEGA SECURITIES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock		Additional	Retained Earnings	Total Shareholders'
	Shares	Amount	Paid-In Capital	(Accumulated Deficit)	Equity
Beginning Balance, January 1, 2012	49,998	$ 5,000	$ 30,281	$ 302,772	$ 338,053
Net Income	-	-	-	43,469	43,469
Ending Balance, December 31, 2012	49,998	$ 5,000	$ 30,281	$ 346,241	$ 381,522

The accompanying notes are an integral part of these financial statements.

OMEGA SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	43,469
Adjustments to reconcile net income to net cash provided by operating activities:		
Net loss on investments		131
Depreciation expense		1,974
Deferred tax assets		2,585
Changes in operating assets and liabilities:		
Accounts receivable		(4,280)
Accounts payable		(8,565)
Accrued liabilities		6,128
Taxes Payable		8,150
CASH PROVIDED BY OPERATING ACTIVITIES		49,592
CASH FLOWS FROM INVESTING ACTIVITIES		
Principal payments on capital lease obligations		(1,354)
Net dividends reinvested		(553)
CASH USED BY INVESTING ACTIVITIES		(1,907)
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET INCREASE IN CASH		47,685
CASH AT BEGINNING OF YEAR		145,979
CASH AT END OF YEAR	$	193,664
INTEREST PAID DURING THE YEAR	$	800
INCOME TAXES PAID DURING THE YEAR	$	4,731

The accompanying notes are an integral part of these financial statements.

1. BUSINESS

Omega Securities, Inc. (the "Company") was organized as a corporation on November 11, 1974, under the laws of the State of Texas. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act").

The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. All customer transactions are cleared through a third party clearing firm, Southwest Securities, Inc. ("SWS"), on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(i) of this rule. Based on the agreement between SWS and the Company, the Company pays a clearing fee to SWS for handling all trades for the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2012, cash and cash equivalents included unrestricted cash held in bank accounts with clearing organizations.

Restricted Cash

Restricted cash consists of deposits and compensating balances required to be maintained with clearing brokers.

Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable investment fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management has determined collectability is reasonably assured, as such, the Company does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives ranging from three to five years using the straight-line method. Depreciation on leasehold improvements is calculated using the straight-line method over the lesser of the lease term or the useful life of the improvements.

Major repairs or replacements of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Furniture and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Shareholders' Equity

The Company has authorized 10,000,000 shares of $.10 par value common stock, of which 49,998 shares are issued and outstanding.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. At December 31, 2012, the Company was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Revenue and Cost Recognition

Investment transactions are recorded on a trade-date basis. Commissions and related brokerage and clearance fees, dividends, and interest are recorded in the period in which they were earned or incurred. Unrealized and realized gains and losses are calculated based on the difference between the fair market value of investments at the beginning of the year (or the purchase price if purchased during the year) and the fair market value of investments at the end of the year (or sales price if sold during the year). Selling, general and administrative costs are charged to expense as incurred.

Income Taxes

The Company accounts for income taxes pursuant to ASC 740-10, *Income Taxes,* "Accounting for Income Taxes," which uses the asset and liability method to calculate deferred income taxes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income. The liability method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

ASC 740-10 also establishes standards for accounting for uncertainty in income taxes. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements. First, the Company must determine whether any amount of the tax benefit may be recognized. Second, the Company determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition.) As of December 31, 2012, the Company had no uncertain tax positions. Accordingly, the Company has not recognized any penalty, interest or tax impact related to uncertain tax positions. Federal returns for tax years 2008-2011 remain open to examination as of the balance sheet date. The statute of limitations differs from state to state; however, generally, tax years 2008-2011 remain open to examination as of the balance sheet date.

Concentration of Credit Risks

Concentrations of credit and market risk consist of cash, accounts receivable and investments in mutual funds. The Company places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. Accounts receivable relates to commissions earned from the sale of investment products of insurance companies and numerous mutual funds. The Company has not experienced problems in collecting commissions due from these entities. The Company's investments in mutual funds are diversified among issuers with various investment strategies that minimize overall market risk.

Fair Value of Financial Instruments

In accordance with the reporting requirements of ASC 825-10, *Fair Value of Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities. The estimated fair value of the loan obligation also approximates its carrying value because the terms of the loan are comparable to similar lending arrangements in the marketplace. At December 31, 2012, the Company's financial assets and liabilities are carried at market value which approximates current fair value.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Non-direct advertising costs are expensed as incurred. Total advertising expenses for the year ended December 31, 2012 were $5,540.

3. INVESTMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820 for Fair Value Measurements and Disclosures provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Significant observable inputs other than quoted prices in active markets for which inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

3. INVESTMENTS (CONTINUED)

In establishing a fair value hierarchy for the Company's investments in accordance with ASC 820, the following value methodologies were used for each type of investment:

Investments in mutual funds: and other marketable securities are valued at the closing trade price on each security's primary exchange at the close of each business day. The realized gains or losses on the sale of securities are calculated using the actual cost method. The Company recognized net losses approximating $131 on securities held during the year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company believes its valuation methods are appropriate and consistent with other market participants; even so, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

In May 2011, the FASB issued ASU No. 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"). ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 will require reporting entities to disclose quantitative information about the unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. Management has implemented ASU 2011-04 and does not believe it had a material impact on the financial statements.

As the securities are valued at quoted market prices, the Company considers them to be Level 1 inputs under the guidance of ASC 820.

Investments in mutual funds at December 31, 2012 consisted of the following:

	Cost	Market
Short-Term Bond Fund of America	$ 131,169	$ 131,668

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2012:

Furniture and fixtures	$ 9,937
Leasehold improvements	25,676
Office equipment	41,506
	77,119
Accumulated depreciation	(63,298)
Property and equipment, net	$ 13,821

Depreciation expense for the year ended December 31, 2012 was $1,974.

5. COMMITMENTS AND CONTINGENCIES

The Company is a party to non-cancelable operating leases for general office space and office equipment. The aggregate amount of rental expenses for the year ending December 31, 2012 was $68,980.

The Company's obligations under the lease agreements subsequent to December 31, 2012 are as follows:

Years ending December 31,	Annual lease payments
2013	$ 61,872
2014	6,080
Total	$ 67,952

6. CAPITAL LEASE OBLIGATIONS

The Company has office equipment that meets the criteria for capital lease treatment. Assets of $15,795 are included in property and equipment on the balance sheet. Accumulated depreciation of the leased equipment as of December 31, 2012 was $1,974.

6. CAPITAL LEASE OBLIGATIONS (CONTINUED)

Future minimum capital lease obligations for the years following December 31, 2012 are as follows:

Years ending December 31,	Annual lease payments
2013	$ 4,854
2014	4,854
2015	4,854
2016	2,832
Total obligation	17,394
Less: amount attributable to interest	(2,953)
Net obligation under capital lease	14,441
Less: current maturities	(3,501)
Obligations under capital lease, net of current maturities	$ 10,940

7. RELATED PARTY

During 2008, the majority shareholder made a loan to the Company, in the amount of $14,500. The loan is payable over a five year period and accrues interest at 4% per year. Payments were set to begin in March 2011. However, no payments have been made on this obligation as of December 31, 2012. Future payments on the loan are as follows:

Years ending December 31,	Annual loan payments
2013	$ 2,555
2014	3,180
2015	3,310
2016	3,444
2017	2,011
Total	$ 14,500
Less current portion	(2,555)
Long-term loan payable	$ 11,945

The Company shares office space, personnel and other general expenses with a business owned and operated by the officers of the Company. The related business reimburses the Company $30,000 per month to cover their allocation of expenses. During the year ended December 31, 2012, the Company received payments totaling $360,000 in expense reimbursements from the related party. The expense reimbursements are recorded as a reduction in compensation and general operating expenses on the accompanying financial statements.

8. FEDERAL INCOME TAXES

Deferred tax assets and liabilities are computed by applying the effective U.S. federal and state income tax rate to the gross amounts of temporary differences and other tax attributes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The provision for income tax expense in the accompanying statement of operations consists of the following:

Current income tax expense	$	12,880
Deferred income tax expense (benefit)		2,586
Net income tax provision	$	15,466

The Company has available a net operating loss carry forward of $69,070 available through years 2028-2031, if not utilized sooner.

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management has recorded a valuation allowance of 75% for all deferred tax assets at December 31, 2012.

For the year ended December 31, 2012, the components of deferred tax assets and deferred tax liabilities are as follows:

Non-current deferred tax assets		
Contributions	$	1,011
Depreciation		2,926
Capital Loss CF		26,971
Net Operating losses		23,484
Total non-current deffered tax assets		54,392
Less valuation allowance		(40,794)
Net non-current deferred tax assets	$	13,598

9. EMPLOYEE RETIREMENT PLAN

The Company provides a 401(k) retirement plan (the "Plan") for the benefit of all the employees. For the year ended December 31, 2012, employees were able to contribute up to $22,500 based on the employee's age. The Company contributes 100% of employee deferrals up to 4% of the employees' gross wages. Company contributions for the year ended totaled $25,221 and are included as a component of accrued liabilities on the accompanying financials.

10. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

11. SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2012.

12. SUBSEQUENT EVENTS

The Company has evaluated events or transactions occurring after December 31, 2012, the balance sheet date, through February 22, 2013, the date the financial statements were issued, and determined the Company entered into a new operating lease in January 2013.

Future minimum lease payments for the operating lease are as follows:

Years ending December 31,	**Annual lease payments**
2013	$ 1,397
2014	1,524
2015	1,524
2016	1,524
2017 and thereafter	1,651
Total	$ 7,619

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2012

OMEGA SECURITIES, INC.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2012

Net Capital Computation

Total stockholder's equity	$	381,522
Non-allowable assets and liabilities:		
Deferred income taxes		(13,598)
12B-1 fees receivable and not offset by related payable		(60,939)
Unsecured leased asset		(8,351)
Total non-allowable assets and liabilities		(82,888)
Haircuts on securities		(11,850)
Total changes in stockholder's equity		(94,738)
Net allowable capital	$	286,784

Computation of Basic Net Capital Requirement

Minimum net capital required	$	4,288
Minimum dollar net capital requirement of reporting broker or dealer	$	50,000
Net capital requirement	$	50,000
Excess net capital	$	236,784

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	64,315
Percentage of aggregate indebtedness to allowable net capital		22%

See independent auditor's report on supplemental schedule.

OMEGA SECURITIES, INC.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2012

Reconciliation with Company's Allowable Net Capital

Net allowable capital- As reported in Company's unaudited FOCUS report	$	286,783
Net Company audit adjustments and rounding		1
Adjusted net allowable capital, per audited financial statements	$	286,784

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3, because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Transactions are cleared through dealer number 8-45123.

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2012	$	-
Additions		-
Reductions		-
Balance of such claims at December 31, 2012	$	-

See independent auditor's report on supplemental schedule.

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2012

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c-3-3

Board of Directors
Omega Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Omega Securities, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Plano, Texas
February 22, 2013

OMEGA SECURITIES, INC.

Independent Accountant's Report
On Applying Agreed Upon Procedures

For the Year Ended December 31, 2012

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Omega Securities, Inc.:
309 W Seventh Street, Suite 900
Fort Worth, TX

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Omega Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, if any, with respective cash disbursement records entries noting no differences;

2. Compared the sum of the amounts reported on the four quarterly Form X-17A-5 reports for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.;

3. Compared the amounts reported in the audited financial statements for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting the SIPC net operating revenue calculated using audited amounts was $7 less than the SIPC net operating revenue calculated from the four focus reports. The difference in recalculated general assessment was $(0.02).

4. Compared any adjustments reported in Form SIPC-7 with supporting schedules and investment earnings working papers noting no differences;

5. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules supporting the adjustments noting no differences; and

6. Compared the amount of overpayment, if any, applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Plano, Texas
February 22, 2013